

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3561

August 22, 2017

<u>Via E-Mail</u>
Grant Isaac
Chief Financial Officer
Cameco Corporation
2121 – 11th Street West,
Saskatoon, Saskatchewan,
Canada, S7M 1J3

Re: **Cameco Corporation**
        Form 40-F for the Fiscal Year Ended December 31, 2016
        Filed March 23, 2017
        File No. 001-14228

Dear Mr. Isaac:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/Craig Arakawa

                    Craig Arakawa
                    Branch Chief
                    Office of Beverages, Apparel, and Mining